UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
Commission file number 0-28608
PETSEC ENERGY LTD
(Translation of registrant’s name into English)
LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

     Certain statements in this report regarding future expectations and plans of the Company may be regarded as “forward-looking statements” within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company’s SEC filings.
The following release was filed with the Australian Stock Exchange on the date indicated.
PETSEC ENERGY LTD
ACN 000 602 700
23 August 2005
PETSEC’S FIRST HALF PROFIT JUMPS TO A$10m
Petsec Energy Ltd (ASX, PSA; ADR’s, PSJEY.PK)
Petsec Energy today reported a significant increase in Net Profit after Tax to US$7.7 million (A$10.0m) for the six months to 30 June 2005 – contrasting with just US$0.2 million (A$0.3m) for the corresponding period last year.
The profit was achieved despite the write-off of US$8.4 million (A$10.9m) of costs associated with Petsec’s share of Price Lake drilling in the USA earlier in the year.
Earnings before interest, tax, depreciation, depletion, amortisation and exploration expense (EBITDAX) more than tripled to US$27.8 million (A$36.0m) in the latest half year from US$8.8 million (A$12.0m) in the first half of 2004.
Petsec Energy’s production in the Gulf of Mexico increased by 115% to 4,637 million cubic feet of gas equivalent (MMcfe) and combined with stronger US gas prices to generate net oil and gas revenues of US$31.6 million — up 166% from US$11.9 million in the corresponding period last year.
Gulf of Mexico operating margins contrast with Australia
Petsec’s Executive Chairman, Mr Terry Fern, said it was pleasing to see the continuing growth in production and EBITDAX and a much improved net profit result for shareholders.
“The average gas price received for the latest half year was US$6.82 /Mcfe, up 24% from the prior corresponding period) and EBITDAX margins of US$6.00/Mcfe were 46% higher than in the first half of 2004,” he said.

“This demonstrates the very strong EBITDAX margins (88% of net revenue) which can be achieved in the Gulf of Mexico as a result of high US domestic gas prices, and low cash operating costs due to the extensive oil and gas infrastructure in the Gulf region.
“High operating margins in the US gas market are in contrast with the Australian gas market where lower prices and significant infrastructure and transportation costs result in far lower margins.”
Outlook
Mr Fern forecast a continuation of Petsec’s Gulf of Mexico production growth in the 2006 calendar year.
“Following the discovery of 13 billion cubic feet equivalent (Bcfe) of gas from the initial Main Pass 19 drilling earlier this year, work on the offshore production platform is well advanced and is expected to be installed at Main Pass in October,” he said.
“Production from Main Pass 19 is expected to commence in the last quarter and should result in total 2006 production being well ahead of 2005 levels.
“Once the Main Pass 19 platform is established, two further wells will be drilled into Main Pass 19 and one well into the Main Pass 18 block to the north to test mapped potential of a further 12 — 14 Bcfe of gas.
“Capital expenditure will be funded from existing cash reserves and cash flow generated from existing fields, which are expected to produce 7.5 — 8 Bcfe of gas in the current year to 31 December 2005.”
Mr Fern said Petsec remained debt free and its cash balance at 30 June 2005 increased to US$15.6 million (A$20.4 million), up from US$9.5 million at 31 December 2004.
For further information:

Craig Jones	Ross Keogh
Petsec Energy Ltd	Petsec Energy Inc
Level 13	3861 Ambassador Caffery Parkway
1 Alfred Street	Suite 500
Sydney NSW 2000	Lafayette, LA 70503
Tel: 61 (02) 9247 4605	Tel: 1 (337) 989 1942
Fax: 61 (02) 9251 2410	Fax: 1 (337) 989 7271

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petsec Energy Ltd
By: Mr. Craig H. Jones
Date: August 23, 2005	/s/ Craig H. Jones
Craig H. Jones
General Manager - Corporate